Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

Thermo Fisher Scientific Inc.

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in millions, except ratio):

	Three Months Ended April 2, 2016	Fiscal Year Ended December 31,
		2015	2014	2013	2012	2011
Earnings:
Pre-tax income from continuing operations	$423.0	$1,936.4	$2,087.2	$1,319.5	$1,269.4	$1,132.8
Add:
Fixed charges less capitalized interest	120.3	475.0	539.8	304.7	283.4	217.1

TOTAL EARNINGS	$543.3	$2,411.4	$2,627.0	$1,624.2	$1,552.8	$1,349.9

Fixed charges:
Interest expense	$106.2	$414.9	$479.9	$262.1	$241.6	$175.3
Estimate of interest in rent expense (1)	14.1	60.1	59.9	42.6	41.8	41.8

TOTAL FIXED CHARGES	$120.3	$475.0	$539.8	$304.7	$283.4	$217.1

RATIO OF EARNINGS TO FIXED CHARGES	4.5	5.1	4.9	5.3	5.5	6.2

(1)	We estimate that the interest component of rent expense approximates one-third of such expense.